1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 13, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. – November 13, 2012 – TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.

Approved capital appropriations totaling approximately US$2.975 billion for the purpose of expanding advanced process capacity, construction of 12-inch GigaFabstm, and installation of facilities systems.

2.	Approved R&D capital appropriations and 2013 sustaining capital appropriations totaling approximately US$209.5 million.

3.	Approved the issuance of no more than NT$45 billion (approximately US$1.53 billion) in unsecured corporate bonds in Taiwan to finance TSMC’s capacity expansion.

4.	Approved the subscription of NT$1.24 billion (approximately US$42.28 million) in new shares to be issued by TSMC Solid State Lighting Ltd. in 2013.

5.	Approved the subscription of NT$636 million (approximately US$21.63 million) in new shares to be issued by TSMC Solar Ltd. in 2013.

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Dr. Elizabeth Sun	Mr. Michael Kramer	Ms. Dana Tsai
Senior Vice President and CFO	Director	Principal Specialist	Principal Specialist
Tel: 886-3-566-4602	Corporate Communication	PR Department	PR Department
	Division	Tel: 03-563-6688 ext.	Tel: 886-3-505-5036
	Tel: 886-3-568-2085	7125031	Mobile: 886-988-931-351
	Mobile: 886-988-937999	Mobile: 886-988-931-352	E-Mail: dana_tsai@tsmc.com
	E-Mail: elizabeth_sun@tsmc.com	E-Mail: pdkramer@tsmc.com